Via Electronic Submission on Edgar

January 29, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Blue Sphere Corporation

Registration Statement on Form S-1

Filed December 15, 2016, as amended

File No. 333-215110

Request for Withdrawal

Dear Sir or Madam:

Blue Sphere Corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333-215110) filed on December 15, 2016 and pre-effectively amended on Form S-1/A on February 2, 2017, March 7, 2017, March 24, 2017, May 30, 2017, July 24, 2017 and August 17, 2017, together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is requesting withdrawal of the Registration Statement, which has not been declared effective, because the Company and underwriter have decided not to proceed with the proposed public offering under the Registration Statement at this time. No shares of the Company’s common stock or warrants to purchase shares of the Company’s common stock were sold pursuant to the Registration Statement.

The Company also requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions relating to this application for withdrawal, please contact the undersigned, or Peter J. Gennuso, counsel to the Company in connection with the Registration Statement, at (212) 908-3958.

Thank you for your assistance in this matter.

Respectfully,

/s/ Shlomi Palas
Shlomi Palas
Chief Executive Officer
Blue Sphere Corporation

cc:       Peter J. Gennuso, Esq., Thompson Hine LLP